Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the nine-month periods ended September 30, 2022 and 2023. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 7, 2023 (the “2022 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Limassol, Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”

Our Fleet

During the first quarter of 2023, we agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss on February 24, 2023, given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022.

During the nine-month period ended September 30, 2023, we decided to strategically sell certain vessels and renew our fleet, taking advantage of the elevated vessel market values. In particular, in March 2023, we agreed to sell the vessels Star Borealis and Star Polaris which were delivered to their new owner on May 4, 2023 and on July 7, 2023, respectively. In May 2023, we agreed to sell the vessels Star Centaurus, Star Columba, Star Aquila, Star Hercules and Star Cepheus. Star Centaurus, Star Columba and Star Aquila were delivered to their new owner in July 2023 while Star Hercules and Star Cepheus were delivered to their new owner in August 2023.

In addition, in September 2023, we agreed to sell the vessel Star Zeta, which was delivered to her new owner in October 2023. Also in October and November 2023, we agreed to sell the vessels Star Athena, Star Glory, Star Theta and Star Jennifer, which are expected to be delivered to their new owners in November and December 2023. The total gross proceeds from the sale of the above five vessels will be $72.5 million with a corresponding gain of $15.6 million expected to be recognized in the fourth quarter of 2023.

Furthermore, as the Company looks towards fleet renewal, in October 2023, we entered into two firm and two optional (exercisable until December 13, 2023) shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of four 82,000 dwt Kamsarmax newbuilding vessels. The expected delivery dates for the two firm shipbuilding contracts are November 2025 and June 2026 respectively, whereas delivery dates for the two optional shipbuilding contracts are December 2025 and August 2026 respectively. The newbuild vessels meet the latest requirements of Energy Efficiency Design Index (EEDI Phase 3) in relation to carbon intensity (CO2) and comply with the latest NOX regulations, NOX TIER III. In addition, these vessels are fitted with the latest available and most fuel-efficient main engine produced by MAN B&W delivering from 2024 along with a shaft generator and Alternate Marine Power optionality, all  of which help to ensure best-in-class daily fuel consumptions and emissions reduction. The Company has also the option to equip the vessels with Exhaust Gas Cleaning Systems (“EGCS” or “scrubbers”) before delivery.

The following tables summarize key information about our fully delivered fleet as of November 13, 2023, and adjusted for the completion of the aforementioned sales:

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
26	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
27	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
28	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
31	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
32	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
33	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
34	Star Trident XXV LLC	Star Triumph	176,343	December 8, 2017	2004
35	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
36	ABY Fifteen LLC	Star Audrey	175,125	August 3, 2018	2011
37	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
38	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
39	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
40	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
41	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
42	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
43	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
44	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
45	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
46	Augustea Bulk Carrier LLC	Star Despoina	91,945	August 3, 2018	2010
47	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
48	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
49	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
50	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
51	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
52	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
53	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
54	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
55	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
56	ABY Seven LLC	Star Jeanette	82,566	August 3, 2018	2014
57	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
58	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
59	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
60	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
61	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
62	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
63	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
64	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
65	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
66	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
67	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
68	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
69	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
70	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
71	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
72	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
73	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
74	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
75	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
76	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
77	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
78	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
79	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
80	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
81	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
82	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
83	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
84	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
85	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
86	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
87	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
88	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
89	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
90	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
91	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
92	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
93	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
94	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
95	Star Zeus V LLC	Star Bovarius	61,602	March 16, 2021	2015
96	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
97	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
98	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
99	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
100	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
101	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
102	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
103	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
104	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
105	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
106	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
107	Star Lida XI Shipping LLC	Star Pyxis	56,615	August 19, 2019	2013
108	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
109	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
110	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
111	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
112	Star Lida V Shipping LLC	Star Dorado	56,507	July 16, 2019	2013
113	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
114	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
115	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
		Total dwt	13,038,294

(1)	Subject to a sale and leaseback financing transaction as further described in Note 7 to our consolidated financial statements included in the 2022 Annual Report.

Newbuilding Vessels:

	Vessel Name	Drybulk Vessel Type	DWT	Shipyard	Expected Delivery Date
1	Hull No 15	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Nov-25
2	Hull No 16- optional (*)	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Dec-25
3	Hull No 17	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Jun-26
4	Hull No 18 - optional (*)	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Aug-26
			328,000
(*) options are exercisable until December 13, 2023

Long term Charter In Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Name	DWT	Built	Yard	Country	Delivery / Estimated Delivery	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 2021	November 2028
2	NB Kamsarmax # 1	82,000	2024	Tsuneishi	Japan	Q1 - 2024	7 years
3	NB Kamsarmax # 2	82,000	2024	Tsuneishi	Japan	Q4 - 2024	7 years
4	NB Kamsarmax # 3	82,000	2024	JMU	Japan	Q2 - 2024	7 years
5	NB Kamsarmax # 4	82,000	2024	JMU	Japan	Q3 - 2024	7 years
6	NB Ultramax #1	66,000	2024	Tsuneishi, Cebu	Philippines	Q1 - 2024	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Philippines	Q4 - 2024	7 years
		640,000

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financings, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for further discussion on our commitments as of September 30, 2023.

On September 22, 2023 and on October 30, 2023 we agreed to repurchase 10 million of our common shares at a price of $18.50 per common share (the “First Oaktree Share Repurchase”) and 10 million of our common shares at a price of $19.50 per common share (the “Second Oaktree Share Repurchase”), respectively from affiliates of Oaktree Capital Management, L.P. (“Oaktree”). The First Oaktree Share Repurchase was completed in early October with the repurchased shares being withdrawn and cancelled. Closing of the Second Oaktree Share Repurchase is expected to occur on December 1, 2023 after which the 10 million repurchased shares are expected be withdrawn and cancelled.

As of November 10, 2023, we had total cash of 268 million and outstanding borrowings (including bareboat lease financing) of 1,264 million, as adjusted for the proceeds from vessel sales and repayment of loans/leases, as further described in Notes 8 and 15 to our unaudited interim condensed consolidated financial statements as of September 30, 2023, included herein. In addition, following a number of interest rates swaps that we have entered into, we have converted a total of $331.3 million of such debt from floating to an average fixed rate of 42 bps with average maturity of 1.0 year.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our liquidity needs for the foreseeable future (and at least through the end of the fourth quarter of 2024), including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements, including the cost of our newbuilding program as well as the cost for the installation of ballast water treatment systems (“BWTS”) and Energy Saving Devices (“ESD”). In addition, we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of November 13, 2023, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt on more favorable terms. In addition we have entered into a committed term sheet with ING Bank N.V., London Branch (“ING”) for a senior secured bridge loan facility of $125.0 million and we are in final stage of negotiations with National Bank of Greece S.A for a loan facility of up to $156.4 million, under which $70.0 million additional liquidity will be provided and will be used along with the loan amount from ING to fund the total consideration for the Second Oaktree Share Repurchase, as described above. Our practice has been to fund the cash portion of the acquisition and construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, including prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

While the 2019 Novel Coronavirus (“COVID-19”) pandemic resulted in a significant reduction in global economic activity and extreme volatility in the global financial market, many nations worldwide have significantly eased or eliminated protective measures that were enacted at the outset of the outbreak, or during a resurgence, of COVID-19. For example, in December 2022 the Chinese authorities ended the strict zero COVID-19 policy. Following the economic reopening, the country’s seaborne dry bulk imports have experienced a significant increase throughout the first three quarters of the year that provided support to the market. On the other hand, the relaxation of COVID-19 related inefficiencies resulted in the increase of effective ship supply at a time when western economies are going through a monetary tightening cycle in order to fight inflation, thereby affecting commodities demand. Concurrently, we are observing an accumulation of supportive measures from Chinese authorities that are mostly concentrated on the property sector (e.g. the generous decrease of down-payment ratios for mortgages in key provinces, the decrease of interest rates and the increase of banks liquidity) in order to support the country’s overall economy, a condition that we expect to keep dry bulk imports demand at high levels, while imports from the rest of the world, especially from India and the Middle East, are experiencing a rebound. However, there continues to be uncertainty relating to whether and how COVID-19 will further evolve. The emergence of new variants and actions taken by governments or governmental agencies in an attempt to mitigate the spread of COVID-19 in the future could have a material adverse effect on our business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels, and our ability to pay dividends.

Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2022 Annual Report.

On November 13, 2023, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.22 per share, payable on or about December 18, 2023 to all shareholders of record as of December 5, 2023. The ex-dividend date is expected to be December 4, 2023.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to legally available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. There can be no assurance that our Board of Directors will declare or pay any dividend in the future.

Other Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after September 30, 2023.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Nine-month period ended September 30,
(TCE rates expressed in U.S. Dollars)	2022	2023
Average number of vessels (1)	128.0	125.1
Number of vessels (2)	128	120
Average age of operational fleet (in years) (3)	10.6	11.7
Ownership days (4)	34,944	34,159
Available days (5)	33,158	32,867
Charter-in days (6)	717	633
Time Charter Equivalent Rate (TCE rate) (7)	$27,418	$15,035

____________________
(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)
Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Available Days, as presented above, may not necessarily be comparable to Available Days of other companies, due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in vessels not owned by us.
(7)
Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented above, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Nine-month period ended September 30,
	2022	2023
(In thousands of U.S. Dollars, except as otherwise stated)
Voyage revenues	$1,142,353	$685,808
Less:
Voyage expenses	(212,095)	(186,222)
Charter-in hire expenses	(17,793)	(13,926)
Realized gain/(loss) on FFAs/bunker swaps	(3,325)	8,508
Time charter equivalent revenues (“TCE Revenues”)	$909,140	$494,168
Available days	33,158	32,867
Daily time charter equivalent rate (“TCE rate”)	$27,418	$15,035

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners.

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, vessel scrubbers and BWTS maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. Effective January 1, 2023, following management’s reassessment of the residual value of our vessels, we increased the estimated scrap rate per lightweight ton from $300 to $400. The current value of $400 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for the nine-month period ended September 30, 2023 by $11.9 million or $0.12 per basic and diluted share.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options, with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as asset or liability until they are settled with the change in fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/ Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Impairment loss

When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated income statements.

Other operational gain/(loss)

Other operational gain/(loss) includes gain/loss from all other operating activities which are not related to the principal activities of the Company, such as gain/loss from insurance claims.

Loss on Write-Down of Inventory

Loss on write-down of inventory results from the valuation of the bunkers remaining onboard our vessels following the decrease of bunkers’ net realizable value compared to their historical cost as of each period end.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Gain / (Loss) on Interest Rate Swaps, net

We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under Gain/(Loss) on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/(loss) on interest rate swaps, net.

Results of Operations

The nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022

Voyage revenues net of Voyage expenses: Voyage revenues for the nine months ended September 30, 2023 decreased to $685.8 million from $1,142.4 million in the corresponding period in 2022. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $494.2 million compared to $909.1 million for the corresponding period in 2022. As a result, the TCE rate for the nine months ended September 30, 2023 was $15,035 compared to $27,418 for the corresponding period in 2022, which is indicative of the weaker market conditions prevailing during the recent period. Please refer to the table above for the calculation of the TCE Revenues and TCE and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the nine months ended September 30, 2023 and 2022 were $13.9 million and $17.8 million, respectively. This decrease is mainly attributable to the decrease in charter-in days to 633 in the nine months ended September 30, 2023 from 717 in the corresponding period in 2022 as well as lower charter-in rates prevailing in the market following the weaker market conditions discussed above.

Vessel operating expenses: For the nine months ended September 30, 2023 and 2022, vessel operating expenses were $167.2 million and $176.0 million, respectively. The decrease is mainly due to the decrease in the average number of vessels in our fleet to 125.1 in the nine months ended September 30, 2023 from 128.0 for the respective period of 2022. Vessel operating expenses for the nine months ended September 30, 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions, estimated to be $2.1 million and $2.1 million of pre-delivery expenses, due to change of management of certain vessels from third party to in-house. For the nine months ended September 30, 2022, the additional COVID-19 related costs were estimated to be $7.5 million and the pre-delivery expenses were $3.2 million.

Dry docking expenses: Dry docking expenses for the nine months ended September 30, 2023 and 2022 were $30.5 million and $29.0 million, respectively. During the nine months ended September 30, 2023, 24 vessels completed their periodic dry-docking surveys while during the corresponding period in 2022, 23 vessels completed their periodic dry docking surveys.

Depreciation: Depreciation expense decreased to $104.5 million for the nine-month period ended September 30, 2023 compared to $117.0 million for the corresponding period in 2022. The decrease is primarily driven by the change in the estimated scrap rate per light weight ton from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $11.9 million, together with the decrease in the average number of vessels in our fleet, discussed above.

Impairment loss: During the nine months ended September 30, 2023, an impairment loss of $7.7 million was incurred, resulting from the agreement to sell the vessels Star Borealis and Star Polaris described above as part of our fleet update under “Our Fleet”.

Other operational gain: Other operational gain for the nine months ended September 30, 2023 of $33.8 million includes: a) gain from insurance proceeds relating to Star Pavlina’s total loss discussed in our fleet update above of $28.2 million, b) daily detention compensation for Star Pavlina pursuant to its war risk insurance policy of $2.7 million in aggregate and c) other gains from insurance claims relating to other vessels of $2.9 million in aggregate. Other operational gain for the nine months ended September 30, 2022 of $6.9 million included a) daily detention compensation for three vessels blocked in Ukraine pursuant to their war risk insurance policy of $4.0 million and b) other gains from insurance claims relating to other vessels of $2.9 million.

Management fees: Management fees decreased to $12.7 million for the nine-month period ended September 30, 2023 compared to $14.7 million for the corresponding period in 2022 due to the change of management of certain vessels, from third party to in-house.

General and administrative expenses: General and administrative expenses for the nine-month periods ended September 30, 2023 and 2022 were $36.3 million and $44.3 million, respectively. The decrease is mainly attributable to the decrease in stock based compensation expense to $12.7 million for the nine-month period ended September 30, 2023 compared to $23.4 million for the corresponding period in 2022 partly counterbalanced by the effect of the increase in the Euro/USD exchange rate.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the nine-month period ended September 30, 2023, we incurred a net gain on FFAs and bunker swaps of $6.4 million, consisting of an unrealized loss of $2.1 million and a realized gain of $8.5 million. For the nine-month period ended September 30, 2022, we incurred a net loss on FFAs and bunker swaps of $3.6 million, consisting of an unrealized loss of $0.3 million and a realized loss of $3.3 million.

Gain on sale of vessels: Our results for the nine-month period ended September 30, 2023 include an aggregate net gain of $18.8 million which resulted from the completion of the sale of vessels discussed above.

Loss on write-down of inventory: Our results for the nine months ended September 30, 2023 include a loss on write-down of inventories of $5.6 million compared to a loss of $14.9 million included in our results during the corresponding period in 2022, in connection with the valuation of the bunkers remaining on board our vessels, as a result of the bunkers’ lower net realizable value compared to their historical cost.

Interest and finance costs: Interest and finance costs for the nine-month periods ended September 30, 2023 and 2022 were $49.8 million and $37.8 million, respectively. The driving factor for this increase is the significant increase in variable interest rates, which was partially offset by the positive effect from our interest rate swaps and the decrease in our weighted average outstanding indebtedness as well as the recent refinancing arrangements of older facilities with more favorable terms.

Interest income and other income/(loss): Interest income and other income/(loss) for the nine-month period ended September 30, 2023 amounted to $10.3 million, compared to interest income and other income/(loss), of $0.2 million in the nine-month period ended September 30, 2022. The increase of interest income is mainly due to both higher interest rates earned and higher cash balances maintained during the nine-month period ended September 30, 2023 as well as due to lower foreign exchange losses incurred in the nine-month period ended September 30, 2023, compared to the corresponding period in 2022.

Loss on debt extinguishment:  Loss on debt extinguishment for the nine-month periods ended September 30, 2023 and 2022 was $5.2 million and $1.1 million, respectively and was primarily affected by increased write-offs of unamortized debt issuance costs and other expenses incurred in connection with the loan and lease prepayments in 2023 compared to the corresponding period in 2022.

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2023 and 2022 was $247.2 million and $653.6 million, respectively. This decrease was primarily driven by the lower charter rates due to the weaker market conditions continuing to prevail during the recent period compared to the corresponding period in 2022, and the increase in our interest payments for the reasons outlined above under “Interest and finance costs”.

Net cash provided by investing activities for the nine months ended September 30, 2023 was $186.0 million and consisted of $198.1 million in aggregate, of insurance proceeds received in connection with Star Pavlina’s constructive total loss and vessel sale proceeds received, partially offset by payments of $12.7 million, made for vessel modifications and upgrades and the acquisition of other fixed assets. Net cash used in investing activities for the nine months ended September 30, 2022 was $16.9 million and consisted mainly of $19.3 million paid in connection with the acquisition of other fixed assets and vessel upgrades counterbalanced by $2.4 million of hull and machinery insurance proceeds.

Net cash used in financing activities for the nine months ended September 30, 2023 and 2022 was $417.2 million and $717.2 million, respectively. The decrease was primarily driven by lower dividend payments of $139.6 million in 2023 compared to $545.1 million in the corresponding period in 2022 partly counterbalanced by higher net debt outflows of $260.2 million in the nine months ended September 30, 2023 compared to $166.4 million in the same period of 2022.

Significant Accounting Policies and Critical Accounting Estimates

For a description of our critical accounting estimates and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2022 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2022 Annual Report, except as discussed above under “Depreciation”.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2022 and September 30, 2023	F-2
Unaudited Interim Condensed Consolidated Income Statements for the nine-month periods ended September 30, 2022 and 2023	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the nine-month periods ended September 30, 2022 and 2023	F-4
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity for the nine-month periods ended September 30, 2022 and 2023	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2022 and 2023	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2022 and September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2022	September 30, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$269,754	$287,910
Restricted cash, current (Notes 8 and 13)	14,569	12,385
Trade accounts receivable, net	84,034	67,814
Inventories (Note 4)	67,162	75,037
Due from managers	84	53
Due from related parties (Note 3)	324	41
Prepaid expenses and other receivables	25,667	16,662
Derivatives, current asset portion (Note 13)	25,585	10,561
Other current assets (Note 14)	14,913	24,993
Total Current Assets	502,092	495,456

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	2,881,551	2,637,583
Total Fixed Assets	2,881,551	2,637,583

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,676	1,692
Restricted cash, non-current (Notes 8 and 13)	2,021	2,021
Operating leases, right-of-use assets (Note 6)	37,618	29,704
Derivatives, non-current asset portion (Note 13)	8,666	4,841
TOTAL ASSETS	$3,433,624	$3,171,933

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$166,586	$164,572
Lease financing short term (Note 7)	15,361	2,731
Accounts payable	32,140	67,283
Due to managers	6,344	8,907
Due to related parties (Note 3)	1,501	1,420
Accrued liabilities	33,984	27,985
Share repurchase liability, current (Notes 3 and 9)	-	56,475
Operating lease liabilities, current (Note 6)	9,955	5,517
Deferred revenue	16,684	8,730
Total Current Liabilities	282,555	343,620

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $9,013 and $7,051, as of December 31, 2022 and September 30, 2023, respectively (Note 8)	927,995	846,324
Lease financing long term, net of unamortized lease issuance costs of $2,681 and $112, as of December 31, 2022 and September 30, 2023, respectively (Note 7)	175,238	15,877
Share repurchase liability, non-current (Notes 3 and 9)	-	128,525
Operating lease liabilities, non-current (Note 6)	27,663	24,185
Other non-current liabilities	831	836
TOTAL LIABILITIES	1,414,282	1,359,367

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2022 and September 30, 2023, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 102,857,416 shares issued and outstanding as of December 31, 2022; 103,183,510 shares issued and 93,183,510 outstanding (net of treasury shares) as of September 30, 2023 (Note 9)	1,029	1,032
Additional paid in capital	2,646,073	2,645,601
Treasury shares (nil shares at December 31, 2022 and 10,000,000 shares as of September 30, 2023, respectively) (Notes 3 and 9)	-	(185,000)
Accumulated other comprehensive income/(loss)	20,962	5,362
Accumulated deficit	(648,722)	(654,429)
Total Shareholders' Equity	2,019,342	1,812,566
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,433,624	$3,171,933

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the nine-month periods ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2022	2023

Revenues:
Voyage revenues (Note 14)	$1,142,353	$685,808

Expenses/(Income)
Voyage expenses (Notes 3 )	212,095	186,222
Charter-in hire expenses	17,793	13,926
Vessel operating expenses	175,987	167,225
Dry docking expenses	29,013	30,466
Depreciation (Note 5)	117,024	104,549
Management fees (Notes 3)	14,664	12,738
General and administrative expenses (Note 3)	44,279	36,320
Impairment loss (Notes 5 and 13)	-	7,700
Loss on write-down of inventory	14,901	5,565
Other operational loss	1,062	609
Other operational gain (Note 5)	(6,891)	(33,824)
Loss on bad debt	-	300
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	3,617	(6,377)
Gain on sale of vessels (Note 5)	-	(18,833)
Total operating expenses, net	623,544	506,586
Operating income	518,809	179,222

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(37,756)	(49,789)
Interest income and other income/(loss)	229	10,265
Gain/(Loss) on interest rate swaps, net (Note 13)	-	(507)
Gain/(Loss) on debt extinguishment, net (Note 8)	(1,143)	(5,177)
Total other expenses, net	(38,670)	(45,208)

Income before taxes and equity in income/(loss) of investee	$480,139	$134,014
Income taxes	(44)	(181)
Income before equity in income/(loss) of investee	480,095	133,833
Equity in income / (loss) of investee (Note 3)	108	16
Net income	480,203	133,849
Earnings per share, basic	$3.67	$1.31
Earnings per share, diluted	3.66	1.30
Weighted average number of shares outstanding, basic (Note 10)	130,715,574	102,434,767
Weighted average number of shares outstanding, diluted (Note 10)	131,141,620	102,825,781

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the nine-month periods ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2022	2023
Net income	$480,203	$133,849
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	27,634	4,436
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications		20
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 13)	(4,052)	(20,056)
Other comprehensive income / (loss)	23,582	(15,600)
Total comprehensive income	$503,785	$118,249

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the nine-month periods ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2022	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$-	$2,080,018
Net income	-	-	-	-	480,203	-	480,203
Other comprehensive income	-	-	-	23,582	-	-	23,582
Issuance of vested and non-vested shares and amortization of share-based compensation	528,941	5	23,383	-	-	-	23,388
Equity offering, net	654,690	7	19,340	-	-	-	19,347
Repurchase and cancellation of common shares	(790,011)	(8)	(20,060)	-	-	-	(20,068)
Dividends declared ($5.30 per share)	-	-	-	-	(544,907)	-	(544,907)
BALANCE, September 30, 2022	102,688,378	$1,027	$2,640,982	$30,515	$(610,961)	$-	$2,061,563

BALANCE, January 1, 2023	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$-	$2,019,342
Net income	-	-	-	-	133,849	-	133,849
Other comprehensive income / (loss)	-	-	-	(15,600)	-	-	(15,600)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	971,372	9	12,692	-	-	-	12,701
Dividends declared ($1.35 per share) (Note 9)	-	-	-	-	(139,556)	-	(139,556)
Cancellation of Songa shares	(6,706)	-	-	-	-	-	-
Offering expenses	-	-	(114)	-	-	-	(114)
Repurchase and cancellation of common shares (Notes 3 and 9)	(638,572)	(6)	(13,050)	-	-	(185,000)	(198,056)
BALANCE, September 30, 2023	103,183,510	$1,032	$2,645,601	$5,362	$(654,429)	$(185,000)	$1,812,566

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2022 and 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2022	2023
Cash Flows from Operating Activities:
Net income	$480,203	$133,849
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	117,024	104,549
Amortization of debt (loans & leases) issuance costs (Note 8)	3,800	2,801
Amortization of operating lease right-of-use assets (Note 6)	-	7,914
Gain/(Loss) on debt extinguishment, net (Note 8)	1,143	5,177
Impairment loss (Note 5)	-	7,700
Gain on sale of vessels (Note 5)	-	(18,833)
Loss on bad debt	-	300
Share-based compensation (Note 11)	23,388	12,701
Gain from insurance proceeds relating to vessel total loss (Note 5)	-	(28,163)
Loss on write-down of inventory	14,901	5,565
Change in fair value of forward freight derivatives and bunker swaps (Note 13)	292	2,131
Other non-cash charges	(384)	5
Gain on hull and machinery claims	-	(200)
Equity in income / (loss) of investee (Note 3)	(108)	(16)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(9,056)	15,206
Inventories	(14,539)	(14,601)
Prepaid expenses and other receivables	5,517	(3,868)
Derivatives asset	(1,971)	1,118
Due from related parties	(623)	283
Due from managers	8,912	31
Increase/(Decrease) in:
Accounts payable	16,876	32,967
Operating lease liability (Note 6)	-	(7,916)
Due to related parties	4,112	(81)
Accrued liabilities	3,421	(6,055)
Due to managers	7,303	2,563
Deferred revenue	(6,649)	(7,954)
Net cash provided by / (used in) Operating Activities	653,562	247,173

Cash Flows from Investing Activities:
Vessel upgrades and other fixed assets (Note 5)	(19,269)	(12,674)
Cash proceeds from vessel sales (Note 5)	-	143,078
Cash proceeds from vessel total loss (Note 5)	-	55,000
Hull and machinery insurance proceeds	2,393	558
Net cash provided by / (used in) Investing Activities	(16,876)	185,962

Cash Flows from Financing Activities:
Proceeds from bank loans and leases (Notes 7 and 8)	242,000	142,000
Loan and lease prepayments and repayments (Notes 7 and 8)	(408,398)	(402,207)
Financing and debt extinguishment fees paid (Note 8)	(5,140)	(4,289)
Dividends paid (Note 9)	(545,140)	(139,556)
Proceeds from issuance of common stock (Note 9)	19,792	-
Offering expenses paid	(293)	(55)
Repurchase of common shares (Note 9)	(20,068)	(13,056)
Net cash provided by / (used in) Financing Activities	(717,247)	(417,163)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(80,561)	15,972
Cash and cash equivalents and restricted cash at beginning of period	473,271	286,344

Cash and cash equivalents and restricted cash at end of period	$392,710	$302,316
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$35,607	$41,935
Non-cash investing and financing activities:
Vessel upgrades	1,069	3,422
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$375,609	$287,910
Restricted cash, current (Note 8)	15,080	12,385
Restricted cash, non-current (Note 8)	2,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$392,710	$302,316

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Limassol, Singapore and Germany. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2022 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2023 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”). The balance sheet as of December 31, 2022 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report.

While the 2019 Novel Coronavirus (“COVID-19”) pandemic resulted in a significant reduction in global economic activity and extreme volatility in the global financial market, many nations worldwide have significantly eased or eliminated protective measures that were enacted at the outset of the outbreak, or during a resurgence, of COVID-19. For example, in December 2022 the Chinese authorities ended the strict zero COVID-19 policy. Following the economic reopening, the country’s seaborne dry bulk imports have experienced a significant increase throughout the first three quarters of the year that provided support to the market. On the other hand, the relaxation of COVID-19 related inefficiencies resulted in the increase of effective ship supply at a time when western economies are going through a monetary tightening cycle in order to fight inflation, thereby affecting commodities demand. Concurrently, the Company is observing an accumulation of supportive measures from Chinese authorities, that are mostly concentrated on the property sector (e.g. the generous decrease of down-payment ratios for mortgages in key provinces, the decrease of interest rates and the increase of banks liquidity) in order to support the country’s overall economy, a condition that the Company expects to keep dry bulk imports demand at high levels, while imports from the rest of the world, especially from India and the Middle East, are experiencing a rebound. However, there continues to be uncertainty relating to whether and how COVID-19 will further evolve. The emergence of new variants and actions taken by governments or governmental agencies in an attempt to mitigate the spread of COVID-19 in the future could have a material adverse effect on the Company’s future business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements

September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information-continued:

As of September 30, 2023 and as adjusted for the delivery to the buyers of the vessel agreed to be sold, as further discussed in Note 5 and Note 15, the Company owned a modern fleet of 115 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 53,489 deadweight tonnage (“dwt”) and 209,529 dwt, a combined carrying capacity of 13.0 million dwt and an average age of 11.5 years. In addition, in October 2023, the Company entered into two firm and two optional shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of four 82,000 dwt Kamsarmax newbuilding vessels as discussed in Note 15.

2.          Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is provided in Note 2 to the Company’s consolidated financial statements included in the 2022 Annual Report. Other than the changes described below, there have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the nine-month period ended September 30, 2023.

Vessel Depreciation:

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).

Effective as of January 1, 2023, following management’s reassessment of the residual value of the Company’s vessels, the Company increased the estimated scrap rate per lightweight ton from $0.3 to $0.4. The current value of $0.4 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for the nine-month period ended September 30, 2023 by $11,916 or $0.12 per basic and diluted share.

Foreign currency forward contracts:

When deemed appropriate from a risk management perspective, the Company enters into financial instruments such as forward contracts, to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. Foreign currency forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. Foreign currency forward contracts are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value. The valuation of forward contracts is based on Level 2 observable inputs of the fair value hierarchy, such as forward foreign exchange rate curves. The effective portion of the unrealized gains/losses from those contracts that meet the hedge accounting criteria as cash flow hedges, is recorded in Other Comprehensive Income / (Loss). The settlement of these derivatives will result in reclassifications (from accumulated other comprehensive income) to earnings in the period during which the hedged transactions affect earnings. The Company may de-designate these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for de-designated hedges remains in accumulated other comprehensive income until the forecasted transaction occurs. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. Cash inflows/outflows attributed to foreign currency forward derivative instruments, if any, are reported within cash flows from operating activities in the consolidated statements of cash flows.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties:

Save for the $185,000 share repurchase transaction presented in the table below and discussed in Note 9, details of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2023 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets
	December 31, 2022	September 30, 2023
Long term investment
Interchart	$1,349	$1,340
Starocean	202	227
CCL Pool	125	125
Long term investment	$1,676	$1,692

Due from related parties
Oceanbulk Maritime and its affiliates	287	-
Interchart	3	3
Starocean	34	34
Product Shipping & Trading S.A.	-	4
Due from related parties	$324	$41

Due to related parties
Management and Directors Fees	$114	$136
Oceanbulk Maritime and its affiliates	-	392
Iblea Ship Management Limited	1,387	892
Due to related parties	$1,501	$1,420

Share repurchase liability (Note 9)
Share repurchase liability, current	-	56,475
Share repurchase liability, non-current	-	128,525
Share repurchase from Oaktree	$-	$185,000

Income statements	Nine months ended September 30,
	2022	2023
Voyage expenses:
Voyage expenses-Interchart	$(3,105)	$(3,105)
General and administrative expenses:
Consultancy fees	$(408)	$(422)
Directors compensation	(136)	(157)
Office rent - Combine Marine Ltd. & Alma Properties	(28)	(28)
General and administrative expenses - Oceanbulk Maritime and its affiliates	(139)	(148)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates	$(1,250)	$-
Management fees- Iblea Ship Management Limited	(2,394)	(2,121)
Equity in income/(loss of investee)
Interchart	$76	$(9)
Starocean	32	25

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.          Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2022	September 30, 2023
Lubricants	$15,863	$13,802
Bunkers	51,299	61,235
Total	$67,162	$75,037

5.          Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2022	$3,843,686	$(962,135)	$2,881,551
- Acquisition of other fixed assets, vessel improvements and other vessel costs	17,488	-	17,488
- Vessel total loss	(27,570)	1,581	(25,989)
- Vessel sale	(179,260)	56,043	(123,217)
- Impairment loss	(7,700)	-	(7,700)
- Depreciation for the period	-	(104,549)	(104,549)
Balance, September 30, 2023	$3,646,644	$(1,009,061)	$2,637,583

During the first quarter of 2023, the Company agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss on February 24, 2023 and as a consequence that the Company was entitled to be indemnified for the vessel’s total insurance value given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022 as further disclosed in Notes 15b) and 19c) of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report. As a result, the Company recognized a gain of $28,163 which is included within “Other operational gain” in the unaudited interim condensed consolidated income statement for the nine-month period ended September 30, 2023. In addition, in 2023 and up to February 24, 2023, the Company earned through its war risk insurance policy detention compensation with respect to this vessel, an amount of $2,658 which is also included within “Other operational gain” in the 2023 unaudited interim condensed consolidated income statement. On April 12, 2023 and on May 4, 2023 the Company received the total insurance value of the vessel Star Pavlina.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and other fixed assets, net - continued:

During the nine-month period ended September 30, 2023, the Company decided to strategically sell certain vessels and renew its fleet, taking advantage of the elevated vessel market values. In this respect, on March 24, 2023, the Company agreed to sell to a third party the vessels Star Borealis and Star Polaris which were delivered to their new owner on May 4, 2023 and July 7, 2023, respectively. By reference to the agreed sale prices of Star Borealis and Star Polaris (Level 2), the Company recognized an impairment loss of $7,700 for the nine-month period ended September 30, 2023 (Note 13), which is separately reflected in the unaudited interim condensed consolidated income statement for the corresponding period.  In addition, on May 26, 2023, the Company agreed to sell to a third party the vessels Star Centaurus, Star Columba, Star Aquila, Star Hercules and Star Cephueus (five of the Delphin Vessels). Star Centaurus, Star Columba and Star Aquila were delivered to their new owner in July 2023, while Star Hercules and Star Cepheus were delivered to their new owner in August 2023. With respect to the sale of the abovementioned vessels, a net gain of $18.8 million in aggregate was recognized for the nine-month period ended September 30, 2023 and was separately reflected in the unaudited interim condensed consolidated income statement for the corresponding period.

On September 27, 2023, the Company agreed to sell to a third party, the vessel Star Zeta with delivery to its new owners upon completion of its then-existing employment. Given its employment as of September 30, 2023, the vessel did not meet the criteria to be classified as held for sale as of that date. The vessel was delivered to its new owner in October 2023 (Note 15).

As of September 30, 2023, 101 of the Company’s vessels, having a net carrying value of $2,234,187, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 8). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $41,607 to secure the relevant sale and lease back financing transactions (Note 7). In addition, 18 of the Company’s vessels having a net carrying value of $348,615 are subject to second-priority mortgages and serve as collateral under one of the Company’s loan facilities (Note 8).

During the nine-month period ended September 30, 2023, the Company continued the technical upgrades to its fleet, such as the installation of ballast water treatment systems (“BWTS”) and Energy Saving Devices (“ESD”).

6.          Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2022 and September 30, 2023 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months, as described in Note 6 to the Company’s consolidated financial statements included in the 2022 Annual Report, amounted to $37,191 and $29,016, respectively and are included under “Operating lease liabilities current and non- current” in the consolidated balance sheets.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.          Operating leases - continued:

a) Time charter-in vessel agreements - continued

The time charter-in hire payments required to be made after September 30, 2023, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
September 30, 2024	$6,078
September 30, 2025	6,242
September 30, 2026	6,242
September 30, 2027	5,900
September 30, 2028	6,259
September 30, 2029 and thereafter	1,061
Total undiscounted lease payments	$31,782
Discount based on incremental borrowing rate	(2,766)
Present value of lease liability	29,016

The weighted average remaining lease term of these charter-in vessel arrangements as of September 30, 2023 is 5.15 years. The charter-in hire expenses for these long-term charter-in arrangements for the nine-month periods ended September 30, 2022 and 2023, were $8,806 and $8,830, respectively and are included under “Charter-in hire expenses” in the unaudited interim condensed consolidated income statements.

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2022 and September 30, 2023 in connection with the office rental arrangements as described in Note 6 to the Company’s consolidated financial statements included in the 2022 Annual Report, amounted to $427 and $688, respectively and are included under “Operating lease liabilities current and non- current” in the consolidated balance sheets. The office rental payments required to be made after September 30, 2023, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
September 30, 2024	$420
September 30, 2025	266
September 30, 2026	3
September 30, 2027	-
September 30, 2028	-
September 30, 2029 and thereafter	-
Total undiscounted lease payments	$689
Discount based on incremental borrowing rate	(1)
Present value of lease liability	688

The weighted average remaining lease term of these office rental arrangements as of September 30, 2023 is 1.74 years. The lease expenses for these office rental arrangements for the nine-month periods ended September 30, 2022 and 2023, were $371 and $418, respectively and are included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.          Lease financings:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

During the nine months ended September 30, 2023, the Company prepaid the outstanding lease amounts of i) $12,418 and $12,332, under the SK Shipholding S.A. lease agreements of the vessels Star Pisces and  Star Lutas, respectively, ii) $63,713, in aggregate, under the SPDB Financial Leasing Co. Ltd lease agreements of the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares and iii) $76,526, in aggregate, under the ICBC Financial Leasing Co., Ltd lease agreements of the vessels Gargantua, Goliath and Maharaj. The aforementioned prepayments were made using funds from new loan financings, as described in Note 8 below.

All of the Company’s lease financings bear interest at SOFR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 8).

Some of the Company’s lease financings contain financial and other covenants similar to those included in its credit facilities, as described in Note 8 below and in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report, with which, as of September 30, 2023, the Company was in compliance (Note 8).

The principal payments required to be made after September 30, 2023, for the Company’s outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
September 30, 2024	$2,731
September 30, 2025	2,731
September 30, 2026	2,731
September 30, 2027	2,731
September 30, 2028	2,731
September 30, 2029 and thereafter	5,065
Total bareboat lease minimum payments	$18,720
Unamortized lease issuance costs	(112)
Total bareboat lease minimum payments, net	$18,608
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	15,877

8.          Long-term bank loans:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report and supplemented by the below new activities during the nine-month period ended September 30, 2023.

As further discussed in Note 19a) and Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report, on January 13, 2023, the Company drew down the amounts of $22,829 and $24,171, under the two tranches available of the “Standard Chartered $47,000 Facility”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans - continued:

In addition to the scheduled repayments during the nine-month period ended September 30, 2023, the Company prepaid an amount of i) $18,236 corresponding to the outstanding loan amount of the vessel Star Pavlina under the ING $310,600 Facility following the developments around the said vessel discussed in Note 5 above, ii) $26,207 corresponding to the aggregate outstanding loan amount of the vessels Star Borealis and Star Polaris under the DNB $107,500 Facility and iii) $6,256 corresponding to the outstanding loan amount of the vessel Star Columba under the Citi $100,000 Facility, in connection with the sales of the aforementioned vessels, as discussed in Note 5 above.

On May 25, 2023, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB for a loan amount of up to $30,000 (the “SEB $30,000 Facility”). The facility amount was drawn on May 30, 2023 and was used to replenish the funds used by the Company in May 2023 to prepay the outstanding loan amount under the NTT Facility of the vessel Star Aquarius, of $13,125 and the outstanding lease amount of the vessel Star Pisces (Note 7). The SEB $30,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $413 and a balloon payment of $6,750 due in May 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Aquarius and Star Pisces.

On July 10, 2023, the Company entered into a loan agreement with Nordea Bank Abp for a loan amount of up to $50,000 (the “Nordea $50,000 Facility”). The facility amount was drawn on July 12, 2023 and was used to replenish the funds used by the Company to prepay the outstanding loan amount under the DSF $55,000 Facility of the vessels Star Eleni and Star Leo, of $42,308, in aggregate. The Nordea $50,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $521 and a balloon payment of $14,583 due in July 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Eleni and Star Leo.

On September 20, 2023, the Company entered into a fifth amended and restated agreement relating to an original facility agreement with ING Bank N.V., London Branch (ING) dated September 28, 2018 (the “ING $325,600 Facility”) in order to increase the financing by $15,000 and to include Star Lutas as an additional borrower under the existing agreement. The additional financing amount was drawn as a separate tranche on September 22, 2023 and was used to refinance the outstanding lease amount of the vessel Star Lutas (Note 7). The additional tranche drawn is repayable in 20 equal consecutive quarterly installments of $405 plus a balloon payment of $6,900, due in September 2028, along with the last installment. After the signing of the fifth amended and restated agreement the ING $325,600 Facility is also secured by first priority mortgage on the vessel Star Lutas.

On September 26, 2023, the Company entered into a syndicated loan facility with E.SUN commercial Bank Ltd. as agent for an amount of $140,000 (the “ESUN $140,000 Facility”). The facility amount of $140,000 was drawn on October 4, 2023. The ESUN $140,000 Facility is repayable in 28 equal consecutive quarterly installments of $3,825 and a balloon payment of $32,900 due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj, which were previously under the SPDB Financial Leasing Co. Ltd and ICBC Financial Leasing Co. Ltd lease agreements (Note 7).

The Company’s credit facilities contain financial covenants and undertakings, a summary of which is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

As of December 31, 2022 and September 30, 2023, the Company was required to maintain minimum liquidity, not legally restricted, of $64,000 and $60,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2022 and September 30, 2023, the Company was required to maintain a minimum liquidity, legally restricted, of $16,590 and $14,406, respectively, and is included within “Restricted cash, current and non-current” in the consolidated balance sheets.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans - continued:

As of September 30, 2023, the Company was in compliance with the applicable financial and other covenants contained in its credit facilities and lease financings as described in Note 7.

The principal payments required to be made after September 30, 2023 for the Company’s then-outstanding bank loans after giving effect to the refinancing described in Note 15, are as follows:

Twelve month periods ending	Amount
September 30, 2024	$164,572
September 30, 2025	151,985
September 30, 2026	266,721
September 30, 2027	219,277
September 30, 2028	148,389
September 30, 2029 and thereafter	67,003
Total Long-term bank loans	$1,017,947
Unamortized loan issuance costs	(7,051)
Total Long-term bank loans, net	$1,010,896
Current portion of long-term bank loans	164,572
Long-term bank loans, net of current portion and unamortized loan issuance costs	846,324

As of September 30, 2023, the total unamortized balance of loan issuance costs was $7,687, including an amount of $636 which was included under “Other non-current assets” in the accompanying balance sheet since it was related to the undrawn loan amount of ESUN $140,000 Facility discussed above.

As of September 30, 2023, all of the Company’s bank loans bear interest at SOFR plus a margin. In addition, following a number of interest rate swaps that it has entered into, the Company has converted a total of $339,449 of its outstanding debt as of September 30, 2023 from floating benchmark rate to an average fixed rate of 42 bps with average maturity of 1.1 years. The weighted average interest rate (including the margin) related to the Company’s existing bank loans and lease financings (Note 7) for the nine-month periods ended September 30, 2022 and 2023 was 2.99% and 4.89%, respectively.

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Nine months ended September 30,
	2022	2023
Interest on financing agreements	$37,116	$65,825
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	(4,052)	(20,056)
Amortization of debt (loan & lease) issuance costs	3,800	2,801
Other bank and finance charges	892	1,219
Interest and finance costs	$37,756	$49,789

During the nine-month period ended September 30, 2023, the Company wrote off an amount of $2,963 of unamortized debt issuance costs and incurred other expenses of $2,214, mainly in connection with the loan and lease prepayments discussed above and in Note 7, which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.          Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

During the nine-month period ended September 30, 2023, the Company issued 450,000 common shares pursuant to its Performance Incentive Program discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

In 2023 and until May 16, 2023 when the new Share Repurchase Program, discussed below was adopted, the Company repurchased 531,223 common shares under the previous authorized share repurchase program in open market transactions at an average price of $20.98 per share, for an aggregate consideration of $11,159 including commissions.

On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8,549 was still outstanding to be repurchased and authorized a new share repurchase program of up to an aggregate of $50,000 (together with the previous authorized share repurchase program “Share Repurchase Program”). The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the Share Repurchase Program to repurchase any of its common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by the Company’s Board of Directors at any time without prior notice. Common shares purchased as part of this program will be cancelled by the Company.

In June 2023, under the Share Repurchase Program, the Company repurchased 107,349 common shares in open market transactions at an average price of $17.65 per share for an aggregate consideration of $1,897 including commissions. All the repurchased shares in 2023 under the Share Repurchase Program described above were cancelled and removed from the Company’s share capital as of September 30, 2023.

On September 21, 2023, the Company agreed to repurchase 10 million of its common shares at a price of $18.50 per common share from affiliates of Oaktree Capital Management, L.P. (“Oaktree”). The closing of the share repurchase and the settlement of the total consideration of $185,000 occurred on October 10, 2023, concurrently with the withdrawal and cancellation by the Company of the 10 million shares previously held by Oaktree. The shares were removed from the Company’s share capital as of that date. By reference to ASC 480 and given the fact that the Company, as of September 30, 2023, had a binding obligation to buy the 10 million shares, the respective obligation was reflected as a reduction to Company’s equity under “Treasury stock” in the consolidated balance sheet as of that date. The resulting obligation of the Company amounting to $185,000 as of September 30, 2023 was settled through the use of loan proceeds received in October 2023 (Note 15) except for an amount of $45,000 which was settled through the use of existing cash as of September 30, 2023. By reference to i) ASC 470 and ii) the sources of funds through which this obligation was settled, an amount of $128,525 was presented within non-current liabilities under “Share repurchase liability, non-current” and an amount of $56,475 was presented within current liabilities under “Share repurchase liability, current” in the consolidated balance sheets.

Pursuant to its dividend policy, during the nine-month period ended September 30, 2023, the Company declared and paid a cash dividend of $139,556 or $1.35 per common share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.          Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the nine-month periods ended September 30, 2022 and 2023. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Nine months ended September 30,
	2022	2023
Income :
Net income	$480,203	$133,849

Basic earnings per share:
Weighted average common shares outstanding, basic	130,715,574	102,434,767
Basic earnings per share	$3.67	$1.31

Effect of dilutive securities:
Dillutive effect of non vested shares	426,046	391,014
Weighted average common shares outstanding, diluted	131,141,620	102,825,781

Diluted earnings per share	$3.66	$1.30

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.          Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2022, are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

On May 16, 2023, the Company’s Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) and reserved for issuance 631,500 common shares thereunder. On the same date, all of the 631,500 restricted common shares were granted to certain directors, officers and employees of which 411,974 restricted common shares vest in November 2023, 151,026 restricted common shares vest in May 2024 and the remaining 68,500 common shares vest in May 2026. The fair value of each share was $18.19, based on the closing price of the Company’s common shares on the grant date.

The stock-based compensation cost for the nine-month periods ended September 30, 2022 and 2023, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $23,388 and $12,701, respectively, and include an amount of $6,870 and $3,640, respectively, recognized in connection with the Company’s Performance Incentive Program. The respective charges were calculated based on the fuel market prices at each period end and assuming 5% of Excess Savings to be awarded by the Board of Directors.

A summary of the status of the Company’s non-vested restricted shares as of September 30, 2023 and the movement during the nine-month period ended September 30, 2023 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2023	460,190	$19.38
Granted	1,081,500	18.62
Vested	(765,715)	18.60
Unvested as at September 30, 2023	775,975	$19.09

As of September 30, 2023, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $7,902 and is expected to be recognized over the weighted average period of 1.01 year. During the nine-month period ended September 30, 2023, the Company paid $858 for dividends to shareholders of non-vested shares.

12.          Commitments and Contingencies:

a)          Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at September 30, 2023.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.          Commitments and Contingencies - continued:

Charter party arrangements:

	Twelve month periods ending September 30,
+ inflows/ - outflows	Total	2024	2025	2026	2027	2028	2029 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$32,457	$32,457	$-	$-	$-	$-	$-

Total	$32,457	$32,457	$-	$-	$-	$-	$-

  ____________________
(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of September 30, 2023, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled intermediate and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of September 30, 2023 and ii) the remaining minimum duration of each contract.

Other commitments:

	Twelve month periods ending September 30,
+ inflows/ - outflows	Total	2024	2025	2026	2027	2028	2029 and thereafter
Charter-in expense newbuilding vessels (1)	$(212,834)	$(10,513)	$(29,401)	$(30,204)	$(30,204)	$(30,287)	$(82,225)
Vessel BWTS and ESD (2)	(9,212)	(8,562)	(650)	-	-	-	-
Total	$(222,046)	$(19,075)	$(30,051)	$(30,204)	$(30,204)	$(30,287)	$(82,225)

  ____________________
(1)
The amounts represent minimum contractual charter-in commitments to be incurred with respect to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 and the charter-in contracts have a minimum duration of 84 months per vessel.

(2)	The amounts represent the Company’s commitments as of September 30, 2023, for vessel upgrades (BWTS and ESD).

b)          Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swaps are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

During the nine-month period ended September 30, 2023, the Company early terminated two of its interest rate swaps with Citibank that were originally scheduled to mature in August 2023 and October 2023. All of the Company’s interest rate swaps in place as of September 30, 2023 were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from these swaps is recorded in Other Comprehensive Income / (Loss) and no portion of these cash flow hedges was ineffective during the nine-month period ended September 30, 2023.

A gain of approximately $2,820 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Freight Derivatives and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the nine-month periods ended September 30, 2022 and 2023 and the valuation of their open positions as at December 31, 2022 and September 30, 2023 are presented in the tables below.

Foreign Currency Forward Contracts

During September 2023, the Company entered into six foreign currency forward contracts with maturities from April 2024 to September 2024, pursuant to which the Company will pay USD and receive AUD at an aggregate notional amount of AUD 8,040,000. These contracts were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/(losses) from those contracts is recorded in Other Comprehensive Income / (Loss). As of September 30, 2023, the fair value of the derivative contracts was $20 with such amount being reflected within Other Comprehensive Income / (Loss) and a gain of $20 in connection with the foreign currency exchange contracts is expected to be reclassified into earnings during the following 12-month period when realized.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The amounts of Gain / (Loss) on interest rate swaps, freight derivatives and bunker swaps recognized in the unaudited interim condensed consolidated income statements, are analyzed as follows:

	Nine months ended September 30,
	2022	2023
Consolidated Statement of Operations
Gain/(loss) on interest rate swaps, net
Gains/(loss) of de-designated accounting hedging relationship	$-	$(507)
Total Gain/(loss) on interest rate swaps, net	$-	$(507)

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	4,052	20,056
Total Gain/(loss) recognized	$4,052	$20,056

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	760	3,355
Realized gain/(loss) on bunker swaps	(4,085)	5,153
Unrealized gain/(loss) on forward freight agreements and freight options	(522)	237
Unrealized gain/(loss) on bunker swaps	230	(2,368)
Total Gain/(loss) recognized	$(3,617)	$6,377

As of September 30, 2023 Accumulated Other Comprehensive Income/(Loss) consists of i) $5,342 related to the designation of interest rate swaps as cash flow hedges and ii) $20 related to the designation of foreign currency forward contracts as cash flow hedges.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2022 and September 30, 2023. The fair value of freight derivatives and bunker swaps was determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as European Energy Exchange (“EEX”), Intercontinental Exchange (“ICE”) or Singapore Exchange (SGX)), while the fair value of the interest rate swaps was determined through Level 2 inputs of the fair value hierarchy (such as interest rate curves) and the fair value of the foreign currency forward contracts was determined through Level 2 inputs of the fair value hierarchy (such as foreign currency exchange rate forward curves).

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2022		September 30, 2023
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$191	$-	$-	$-
Bunker swaps - current	Derivatives, current asset portion	3,688	-	1,318	-
Forward freight agreements - non-current	Derivatives, non-current asset portion	-	-	430	-
Total		$3,879	$-	$1,748	$-

		Significant Other Observable Inputs (Level 2)
		December 31, 2022		September 30, 2023
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$1,665	$20,041	$-	$9,223
Foreign exchnage forward contracts - current	Derivatives, current asset portion	-	-	-	20
Interest rate swaps - non-current	Derivatives, non-current asset portion	798	7,868	-	4,411
Total		$2,463	$27,909	$-	$13,654

Certain of the Company’s financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2022 and September 30, 2023 amounted to $2,199 and $457, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets (Note 8).

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and under lease financings (Level 2), bearing interest at variable interest rates, approximates their recorded values as of September 30, 2023, due to the variable interest rate nature thereof.

Fair value on a non-recurring basis:

As further disclosed in Note 5, during the nine-month period ended September 30, 2023 the Company recognized an impairment loss of $7,700 relating to the agreed sale of Star Borealis and Star Polaris (Note 5). The carrying value of the respective vessels was written down to the fair value as determined by reference to their agreed sale prices (Level 2) which amounted to $65,400.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the nine-month periods ended September 30, 2022 and 2023, as presented in the consolidated income statements:

	Nine months ended September 30,
	2022	2023

Time charters	$672,520	$353,761
Voyage charters	468,825	329,769
Pool revenues	1,008	2,278
	$1,142,353	$685,808

As of December 31, 2022 and September 30, 2023, trade accounts receivable from voyage charter agreements amounted to $24,144 and $13,597, respectively. This decrease was mainly attributable to the timing of collections and lower rates prevailing during the nine-month period ended September 30, 2023.

Further, as of September 30, 2023, capitalized contract fulfilment costs which are recorded under “Other current assets” marginally increased by $59 compared to December 31, 2022, from $4,366 to $4,425. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $9,215 as unearned revenue related to voyages charter agreements in progress as of December 31, 2022, which were recognized in earnings in the nine-month period ended September 30, 2023 as the performance obligations were satisfied in that period. In addition, the Company recorded $1,299 as unearned revenue related to voyage charter agreements in progress as of September 30, 2023, which will be recognized in earnings as the performance obligations will be satisfied.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts was $76,005 and $39,875 for the nine-month periods ended September 30, 2022 and 2023, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

Demurrage income for the nine-month periods ended September 30, 2022 and 2023 amounted to $28,861 and $9,940, respectively, and is included in Voyage revenues in the unaudited interim condensed consolidated income statements.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the nine-month periods ended September 30, 2022 and 2023 was $899 and $2,970, respectively, and is included within “Pool Revenues” in the table above. Pool revenues also include other minor participation adjustments.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2023
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.          Subsequent Events:

a)	On October 4, 2023, the amount of $140,000 was drawn under the ESUN $140,000 Facility, as discussed in Note 8.

b)	On October 11, 2023, the vessel Star Zeta was delivered to its buyers, as discussed in Note 5.

c)
In October 2023, the Company issued and sold 678,282 common shares through the effective at-the-market offering programs, at an average price of $19.81 per share, resulting in gross proceeds of $13,434.

d)
In October 2023, the Company entered into two firm and two optional (exercisable until December 13, 2023) shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of four 82,000 dwt Kamsarmax newbuilding vessels. The expected delivery dates for the two firm shipbuilding contracts are November 2025 and June 2026, respectively, whereas delivery dates for the two optional shipbuilding contracts are December 2025 and August 2026, respectively.

The Company has also the option to equip the vessels with Exhaust Gas Cleaning Systems (“EGCS” or “scrubbers”) before delivery.

e)
In October and November 2023, as the Company continues to strategically sell certain vessels and renew its fleet, it has agreed to sell the vessels Star Athena, Star Glory, Star Theta and Star Jennifer which are expected to be delivered to their new owners in November and December 2023. The total gross proceeds from the sale of the Star Zeta (Note 5) and the above four vessels are expected to be $72,500 with a corresponding gain of approximately $15,600, expected to be recognized in the fourth quarter of 2023.

f)
On October 30, 2023 and in addition to the share repurchase transaction entered in September 2023 as discussed in Note 9, the Company agreed to repurchase 10 million of our common shares at a price of $19.50 per common share from affiliates of Oaktree. Closing of the second 10 million share repurchase is expected to occur on December 1, 2023, after which the 10 million shares are expected to be withdrawn and cancelled.

g)
In October 2023, the Company entered into a committed term-sheet with CTBC Bank Co., Ltd. for a loan facility of up to $50,000 (the “CTBC $50,000 Facility”). The facility will be used to refinance the outstanding amounts under the existing CTBC Facility and another loan agreement and is expected to be drawn by the end of November 2023. The CTBC $50,000 Facility is expected to be drawn in two tranches, will mature 5 years after the drawdown and will be secured by first priority mortgages on two of the Company’s vessels.

h)
On November 13, 2023 the Company’s Board of Directors declared a quarterly cash dividend of $0.22 per share payable on or about December 18, 2023 to all shareholders of record as of December 5, 2023. The ex-dividend date is expected to be December 4, 2023.

i)
In November 2023, the Company entered into a committed term sheet with ING Bank N.V., London Brunch for a senior secured bridge loan facility of $125,000 (the “ING $125,000 Bridge Facility”). The facility will be used to fund part of the consideration for the Oaktree share repurchase transaction entered in October 2023, as described above in bullet f). The ING $125,000 Bridge Facility is expected to be drawn mid of December 2023 and will mature one year after the drawdown.